Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Parker Drilling Company:

We consent to the use of our reports dated February 21, 2017, with respect to the consolidated balance sheets of Parker Drilling Company and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference.

/s/ KPMG LLP

Houston, Texas

October 2, 2017